SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Westergaard.com, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

957556202
 (CUSIP Number)

Westergaard.com, Inc.
Chendai Andou Industry Park, Jinjiang
Quanzhou, Fujian, China 362211
(86)-1
3808527788
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

February 11, 2011
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Ansheng International, Inc.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
33,949,212
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
33,949,212
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,949,212

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98.6%

(14) TYPE OF REPORTING PERSON

HC

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 (“Common Stock”), of Westergaard.com, Inc., a Delaware Corporation (the “Company”). The principal executive offices of the Company are located at Chendai Andou Industry Park, Jinjiang, Quanzhou, Fujian, China 362211.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the corporation filing this statement is Ansheng International, Inc. who is hereinafter sometimes referred to as the “Reporting Person.” Ansheng International, Inc. is located at Chendai Andou Industry Park, Jinjiang, Quanzhou, Fujian, China 362211. The telephone number is (86)-13808527788.

Ansheng International, Inc. is a British Virgin Island corporation, with its principal place of business located at Chendai Andou Industry Park, Jinjiang, Quanzhou, Fujian, China 362211. The telephone number is (86)-13808527788.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is not a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 11, 2011, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among (i) Westergaard.com, Inc., a Delaware corporation (hereinafter referred to as “Westergaard”), ANBAILUN International Holdings Limited, a British Virgin Islands company (hereinafter referred to as “ANBAILUN”) and Ansheng International, Inc. as the sole shareholder of ANBAILUN. Pursuant to the terms of the Exchange Agreement, the sole shareholder of ANBAILUN transferred to the Company all of the shares of ANBAILUN in exchange for the issuance of 33,949,212 shares of the common stock of the Company, par value $0.001 per share (the “Common Stock”). As a result of the Share Exchange, ANBAILUN became a wholly-owned subsidiary of the Company.

Accordingly, on February 11, 2011, the Reporting Person acquired 33,949,212 shares of Common Stock representing 98.6%, of the outstanding and issued shares.

The foregoing description of the terms of the Exchange Agreement is qualified in its entirety by reference to the provisions of the Exchange Agreement filed as Exhibit 2.1 to this Statement, which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

In connection with the Exchange Agreement, on February 11, 2011, the Company issued an aggregate of 33,949,212 shares of Common Stock to Ansheng International, Inc., the sole shareholder of ANBAILUN.  We received in exchange 100% of the shares of ANBAILUN, which exchange resulted in ANBAILUN becoming our wholly owned subsidiary. The issuance of such securities was exempt from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The Reporting Person intends to review his investments in the Company on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease his respective ownership of shares of Common Stock through transactions in open market ordinary brokerage transactions, in privately negotiated transactions, by gift or other disposition.  The review of his investments in the Company by the Reporting Person will depend on various factors, including the Company’s business prospects, other developments concerning the Company, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Person regarding his investments in the Company.  At the time of filing this Statement, the Reporting Person has no plans to acquire additional shares of Common Stock of the Company in open market ordinary brokerage transactions or in privately negotiated transactions but may engage in such transactions in the future.

As of the date of this Statement, other than as described in Item 6 of this Statement, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Person is 33,949,212, which represents 98.6% of the outstanding shares of Common Stock.
(b)	The Reporting Person has the sole power to control the vote of, and dispose of, all of such beneficially owned shares of Common Stock.
(c)
Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Silver Rock Capital Limited and its affiliated entities may be entitled to compensation for consulting services in connection with a reverse merger and financing in the United States public markets. As consideration for these services, Ansheng may agree to transfer to Silver Rock Capital Limited equity equal to 9.5% of the total outstanding shares post-Closing.

Bonus Capital entered into a marketing consultancy agreement with Anbailun to provide marketing and consulting services on the matter of Company’s going public in the U.S. capital market. In consideration of the services, Bonus Capital will receive: (i) a number of shares of common stock of the Company equal to 5% of total issued and outstanding shares post-closing of the reverse merger and financing; and (ii) 3-year warrants to purchase the number of shares of common stocks equal to 4% of the total number of shares issued in the private placement with the U.S. public shell company, exercisable at a price equal to 120% of the purchase price per unit in the financing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Share Exchange Agreement between Westergaard.com, Inc. and ANBAILUN International Holdings Limited dated February 11, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 4, 2011

/s/ Lam Chiu Ming
Lam Chiu Ming
Director, President and Chief Executive Officer